Nixon Peabody LLP

Attorneys at Law

Clinton Square

Rochester, New York 14604

                                                                                                                                December 7, 2004

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street

Washington, D.C. 20549-0303

                Attn. Celeste M. Murphy

                Attorney Advisor

                Office of Mergers and Acquisitions

Re:                               Bausch & Lomb Incorporated

                                                Schedule TO-I/A, filed December 3, 2004, File No. 005-20467

                                                                (Schedule TO”)

                                                Registration Statement on Form S-4/A, filed December 3, 2004, File No.

                                                                333-120483 (“Form S-4”)

Ladies and Gentlemen:

                We are submitting this letter on behalf of our client Bausch & Lomb Incorporated with respect to the filings described above and in response to your letter of comments, dated December 7, 2004.  Thank you for your prompt review of the filings.  In response to your comment in your letter, we will file an Amendment No. 2 to Schedule TO which will incorporate by reference Bausch & Lomb’s Current Report on Form 8-K, dated December 7, 2004 which includes the information required by Item 1010(c)(2) and (3) of Regulation M-A.

                I have forwarded to your attention by facsimile a copy of this letter, the Form 8-K and Amendment No. 2 to Schedule TO.  Please call me with any questions or comments which you may have with respect to the foregoing.

                                                                                                Very truly yours,

                                                                                                /s/ Deborah McLean Quinn

                                                                                                Deborah McLean Quinn